Exhibit 99.5

Red White & Bloom Settles CAD$5.1 Million Debt, Refinances CAD$12.8 Million Acreage Florida Acquisition Note, Grants Stock & Options

TORONTO and ORLANDO – December 30, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) has issued 6,784,812 shares to settle a CAD$5.1 million (US$4.0 million) debt. The weighted average conversion price is approximately CAD$0.75 per share (US $0.56).  By settling the debt at a favorable conversion price, RWB will realize an accounting gain of approximately CAD$2.3 million (US$1.8 million).

Debt Refinance

Further to its press release of April 28, 2021, RWB has refinanced the CAD$12.8 million (U.S.$10 million) principal amount of its “Seven month” vendor take-back note issued to High Street Capital Partners, LLC, in connection with RWB Florida LLC’s acquisition of all of the issued and outstanding shares of Acreage Florida, Inc. (“Acreage Florida”).

To refinance, RWB entered into an agreement for an aggregate principal amount of approximately CAD$14.6 million (US$11.5 million) secured debenture (the “Debenture”) on November 29, 2021 from an arm’s length investor. The Debenture bears interest at the rate of 10% per annum and matures on May 30, 2022 unless accelerated under certain circumstances.

Stock & Option Issuance

Additionally, on December 21, 2021, RWB granted the following:

•	500,000 stock options to a member of the board of directors at the price of CAD$0.40 (US$0.31). The shares will vest in one year.
•	135,000 restricted share units (RSU) to a subcontractor for services at a deemed price of CAD$1.00. The RSUs vest on issuance.

All securities issued are subject to a four month and one day hold period from issuance in accordance with applicable securities laws.

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About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major U.S. markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the U.S. and internationally for hemp-based CBD products. Visit website: www.RedWhiteBloom.com, or follow RWB on social media:

Twitter: @rwbbrands;

Facebook: @redwhitebloombrands;

Instagram: @redwhitebloombrands.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.